THE PEP BOYS - MANNY, MOE & JACK AND SUBSIDIARIES	Exhibit 12 - Statement Regarding Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

Fiscal year	January 31, 2004		February 1, 2003		February 2, 2002		February 3, 2001		January 29, 2000

Interest	$38,255		$47,237		$53,709		$59,718		$51,557
Interest factor in rental expense	21,269		20,427		21,066		23,162		19,807
Capitalized interest	—		44		1		489		1,098

(a) Fixed charges, as defined	$59,524		$67,708		$74,776		$82,999		$72,462

(Loss) Earnings from continuing operations before income taxes and cumulative effect of change in accounting principle	$(23,961)		$61,663		$46,734		$(83,456)		$32,417
Fixed charges	59,524		67,708		74,776		82,999		72,462
Capitalized interest	—		(44)		(1)		(489)		(1,098)

(b) Earnings, as defined	$35,563		$129,327		$121,509		$(946)		$103,781

(c) Ratio of earnings to fixed charges (b÷a)	0.0	x	1.9	x	1.6	x	0.0	x	1.4	x

The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. “Earnings” consist of earnings before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $24.4 and $83.9 million for fiscal years ended January 31, 2004 and February 3, 2001, respectively.